Exhibit 2

For Immediate Release	22 January 2016

WPP PLC (“WPP”)

POSSIBLE Worldwide agrees to acquire a majority stake in digital agency, Conrad Caine GmbH in Germany

WPP announces that its global digital agency POSSIBLE Worldwide has agreed to acquire a majority stake in Conrad Caine GmbH, a full service digital agency headquartered in Munich, Germany.

Founded in 1998, Conrad Caine delivers digital strategy, user experience, asset creation, campaigns and CRM to its clients. Conrad Caine employs 140 people at its headquarters in Germany, and other offices in Pelotas, Brazil and Buenos Aires, Argentina.

Conrad Caine’s revenues for the year ended 31 December 2014 were approximately €8.5 million with gross assets of approximately €3.6 million as at the same date.

This acquisition continues WPP’s strategy of investing in fast growth markets, new media and digital, including data and the application of technology. WPP’s digital revenues were US$6.9 billion in 2014, representing 36% of the Group’s total revenues. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years. WPP companies in Germany generate revenues of approximately US$1.3 billion and employ around 7,000 people (including associates). On this basis, Germany is WPP’s fourth largest market after the US, the UK and China.

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204
Chris Wade, WPP